Filed Pursuant to Rule 433
Registration No. 333-131970

$750,000,000

5 1/4% NOTES DUE MARCH 2, 2011
FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse (USA), Inc.

Ratings:	Aa3 / A+ / AA-

Note type:	Global Senior Notes

Trade date:	February 27, 2006

Settlement date:	March 2, 2006 (T+3)

Maturity date:	March 2, 2011

Minimum Denominations:	$2,000 × $1,000

Total principal amount:	$750,000,000

Benchmark:	UST 4.500% due 02/11

Benchmark Yield:	4.652% or (99-10+)

Re-offer spread:	T + 67 bps

Re-offer yield to maturity:	5.322%

Semi-Annual coupon:	5.250%

Public offering price:	99.688%

Gross spread:	0.350%

Price to issuer:	99.338%

Net proceeds to Credit Suisse (USA), Inc.	$745,035,000

Interest Payment Dates:	Semi-annually on the 2nd of March and September, commencing on September 2, 2006. Subject to modified following business day convention.

Day count:	Semi-Annual, 30/360

CUSIP:	225434AF6

ISIN:	US225434AF69

Sole Bookrunner (91%):	Credit Suisse

Senior Co-managers (0.75% each):	Banc of America Securities LLC
BB&T Capital Markets
BNY Capital Markets, Inc.
Citigroup
Danske Markets
HSBC
JPMorgan
KeyBanc Capital Markets
Mellon Financial Markets, LLC
National Australia Bank Limited
SunTrust Robinson Humphrey

Junior Co-managers (0.375% each):	The Williams Capital Group, L.P. Trilon International Inc.

Credit Suisse (USA), Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Credit Suisse (USA), Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse (USA), Inc. will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.